Exhibit 99.5

PRETIVM.COM PVG: PVG: TSX / NYSE TSX / NYSE 2020 was an unprecedented year with a unique set of challenges. The pressure and stress of the COVID-19 pandemic endured but we maintained production throughout the year. Thanks to the persistence and collaboration of our employees, contractors, First Nations partners and local communities, we achieved our annual production and financial guidance. Since joining Pretivm as President and CEO in April, we are often asked what drew me to Pretivm and how it compares to my expectations. The challenges associated with the complex geology of Brucejack were well-known, yet the high-grade deposit has been profitable since production began and has consistently generated exceptional cash flow. The opportunity to improve operations, maximize value and drive Brucejack to reach its full potential provided an exciting challenge. A great deal of time was spent evaluating the operations and getting to know the team at Pretivm. A number of commendable measures taken in the development and construction of Brucejack positioned us for success. The processing mill is modern and benefits from superior design and excess capacity. Site infrastructure and logistics are impressive, particularly given the remote location and extreme weather. Steady cash flow allowed for considerable debt repayment. Our technical team is knowledgeable, with a combination of experience and enthusiastic young talent. We have well-established, positive relationships with our local communities and, in particular, with First Nations people in our region. As an underground mine with no tailings dam, the operation’s environmental footprint is limited. The connection to British Columbia’s hydro power grid, provides cost-efficient and low-carbon electricity. PRESIDENT’S MESSAGE Fellow Shareholders, Jacques Perron President & Chief Executive Officer, Director 2021 LETTER TO SHAREHOLDERS

PRETIVM.COM PVG: PVG: TSX / NYSE TSX / NYSE IMPROVEMENTS WERE REQUIRED A top priority in 2020 was to strengthen the health and safety program. Tragically, we suffered a fatal accident early in the third quarter. This served as a devastating reminder of the critical importance of safety in all aspects of mine site operations. We have refocused our efforts and have begun implementing changes to improve our safety culture. The well-being and safety of our workforce remains our most important core value. As with many exploration and development companies that quickly progress to production, improvements were required. For instance, stopes had been mined out of sequence in an effort to access higher grade ore. To re-establish the mining sequence, we temporarily reduced the rate of mill throughput. Operating the mill below the permitted level provided the opportunity to focus on lateral development, waste management and stope availability. By the end of 2020 we ramped up production back to the permitted average processing rate of 3,800 tonnes per day and we continue to work on operational improvements. EXPANSION & GROWTH What surprised me the most during my initial review was the exploration and Mineral Resource expansion potential at Brucejack. Several high-priority targets have been identified just beyond the defined Mineral Resource that are adjacent to existing underground infrastructure. In 2020, we conducted expansion drilling for the first time since commercial production commenced in 2017. We remain committed to significantly increase our resource expansion and exploration efforts. Initial results from the first phase of the drill program demonstrate the potential to extend the deposit and support the investment in the expansion drill program. Looking towards future growth and operational improvements, we made changes to the corporate and mine site leadership teams. We thank those who contributed to Pretivm’s success as the Brucejack Mine advanced from discovery, through development and into profitable operations. We realigned the executive leadership team to focus on establishing successful long-term operations and build value. We welcomed Patrick Godin, who brings extensive technical and operational leadership experience as Vice President and Chief Operating Officer. Matthew Quinlan, who has depth of experience and a track record of successful leadership in finance, capital markets and the global mining industry joined as Vice President and Chief Financial Officer. Additionally, the Board appointed a new independent director, Tom Peregoodoff, with extensive knowledge and experience in geology, resource development and corporate transactions. MANAGING COVID-19 We managed the challenges related to the COVID-19 pandemic and maintained operations under the strict guidance and directives of federal, provincial, and regional health authorities. Our protocols and practices included the temporary suspension of all non-essential mine site activities and limiting personnel at Brucejack. Subsequent to the end of the year we imposed travel restrictions to and from Brucejack after a COVID-19 outbreak was declared. Fortunately, a large majority of positive cases was restricted to a limited cluster, and with enhanced procedures including rigorous testing, we were able to resume travel to and from Brucejack within a week. Our primary commitment is the safety and health of employees, contractors and neighbouring communities in northwest British Columbia. Jacques Perron, President and CEO welcomes new leadership team. Left: Matthew Quinlan, CFO Right: Patrick Godin, COO Tom Peregoodoff, Director

**2020 ACCOMPLISHMENTS**

Pretivm achieved significant accomplishments in 2020 in spite of the challenges related to the COVID-19 pandemic. We produced nearly 348,000 ounces of gold at Brucejack, achieving annual production and financial guidance for the first time in the company's history. The sale of the Snowfield property provided an immediate cash injection along with a royalty that ensures our participation in its long-term success. We generated a record free cash flow of $369 million, substantially reduced our debt by $227 million and ended the year with a cash balance of nearly $175 million. Other objectives achieved in 2020 include accelerated underground development, increased drilled-off stope inventory, extensive resource definition drilling and the discovery at the Hanging Glacier Zone, just four kilometers from the Brucejack Mine, which demonstrates the district scale potential of our land package.

**OBJECTIVES FOR 2021**

Looking ahead to 2021, we will continue to execute on our objectives. Safety remains our top priority with the implementation of enhanced health and safety programs and a continued focus on managing the risks associated with COVID-19. To improve the consistency of production, underground development will remain at an accelerated rate. To improve on the predictability of production, we will continue our extensive infill drill program to further expand our knowledge of Brucejack's geology. To maximize profit and cash flow we will look to operate more efficiently which includes mining stopes in sequence according to the established plan, in other words, plan the mine and mine the plan. And finally, to surface the value of the district scale potential of Brucejack, we will continue our aggressive expansion and exploration drill programs. Our activities and decisions will be guided by our values, which are Safety First, Respect, Teamwork, Care and Integrity demonstrating everyday that we have the Courage to Care.

For all of Pretivm's accomplishments and achievements in 2020 I would like to thank our Board of Directors for its guidance and encouragement. As well, we are grateful for the continued support from the local communities and in particular our First Nations partners. And most importantly, I would like to extend my appreciation to our dedicated and hardworking team that has persevered through this very difficult year.

Sincerely,

Jacques Perron
**President & Chief Executive Officer, Director**

# 2020 ACHIEVEMENTS

**Achieved 2020 Gold Production Guidance**
**347,743** ounces produced

**Exceeded 2020 Free Cash Flow Guidance**
**$369.2** million

**Significantly reduced debt by**
**$226.7** million

**With Year End cash balance**
**$174.8** million

**Continued underground development at accelerated rate**
**1,000** meters per month

**Production ramped-up to**
**3,800** tonnes per day

**Increased drilled-off stope inventory to**
**223,000** tonnes

**Accelerated drilling**
**175,000** meters of In-Resource & Expansion Drilling

**Near-mine exploration discoveries**
**Hanging Glacier Zone**
only 4km from Brucejack Mine

PVG: TSX / NYSE

PRETIVM.COM

PRETIVM.COM PVG: PVG: TSX / NYSE TSX / NYSE HEAD OFFICE 2300 - 1055 Dunsmuir Street Four Bentall Centre PO Box 49334 Vancouver, BC V7X 1L4 Canada Tel: 604-558-1784 Toll-Free: 877-558-1784 Fax: 604-558-4784 COMMON SHARE LISTING Toronto Stock Exchange: PVG New York Stock Exchange: PVG AUDITORS PricewaterhouseCoopers LLP Vancouver, BC Canada CAPITALIZATION Shares Issued: 187,833,084 Fully Diluted: 195,560,048 (as at March 31, 2021) CUSIP 74139C102 TRANSFER AGENT & REGISTRAR Computershare Trust Company of Canada North American Toll-Free: 800-564-6253 www.computershare.com